Exhibit 99.1

Medicure Reports Financial Results for Quarter and Year Ended December 31, 2016

WINNIPEG, April 26, 2017 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the year ended December 31, 2016.

Year Ended December 31, 2016 Highlights:

•	Recorded net revenue of $37.8 million during the year ended December 31, 2016, an increase of 71% compared to $22.1 million for the year ended December 31, 2015;
•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the year ended December 31, 2016 was $12.2 million compared to $9.0 million for the year ended December 31, 2015;
•	Net income for the year ended December 31, 2016 was $27.7 million, compared to $1.7 million for the year ended December 31, 2015;

Financial Results

Net revenues for the year ended December 31, 2016 were $37.8 million compared to $22.1 million for the year ended December 31, 2015, an increase of 71%.  Net revenues for the three months ended December 31, 2016 were $15.8 million compared to $9.5 million for the three months ended December 31, 2015, an increase of 66%.

Net revenue from the sale of AGGRASTAT finished product for the year ended December 31, 2016 was $30.0 million compared to $22.1 million for the year ended December 31, 2015, an increase of 36%.  Revenue for the three months ended December 31, 2016 was $8.0 million compared to $9.5 million for the three months ended December 31, 2015.

Net revenues for the three months and year ended December 31, 2016 include $7.8 million in revenues from the Apicore business, which was acquired on December 1, 2016.

The increase in AGGRASTAT revenue compared to the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product.  The Company's commercial team continues to work on further expanding its customer base.  The decrease in AGGRASTAT revenues for the three months ended December 31, 2016 when compared to the three months ended December 31, 2015 is the result of a sudden increase in wholesaler purchasing in response to an acute stock out of its main competitor during the month of December 2015.

Adjusted EBITDA for the year ended December 31, 2016 after adjusting for $1.4 million of share-based compensation (a non-cash expense item), $2.7 million in cost of goods sold relating to fair valuing the inventory acquired at Apicore, $127,000 relating to Apicore transaction costs and adding back $1.2 million relating to a refund of the 2015 AGGRASTAT Supplemental New Drug Application (sNDA) STEMI filing fee, which was the result of the Company's successful application for waiver status under the barrier-to-innovation provision of the United States Federal, Food, Drug, and Cosmetic Act, and net of additional costs relating to the sNDA filing, was $12.2 million compared to adjusted EBITDA of $9.0 million for the year ended December 31, 2015.

Adjusted EBITDA for the three months ended December 31, 2016 after adjusting for $60,000 of share-based compensation (a non-cash expense item), $2.7 million in cost of goods sold relating to fair valuing the inventory acquired at Apicore, $127,000 relating to Apicore transaction costs and adding back $1.5 million relating to the STEMI refund net of additional costs relating to the sNDA filing, was $4.8 million compared to adjusted EBITDA of $4.7 million for the three months ended December 31, 2015.

Net income for the year ended December 31, 2016 was $27.7 million or $1.84 per share, compared to $1.7 million or $0.12 per share for the year ended December 31, 2015.  The increase in net income is primarily the result of significant revaluations relating to the Company's option to purchase Apicore, which was partially exercised during 2016 totalling $25.5 million.  As well, significantly higher revenues during 2016, partially offset by higher cost of goods sold, selling, general and administration expenses and research and development expenses contributed to the increase in net income.  Cost of goods sold increased as a result of the higher revenues in 2016, but also contained $2.7 million relating to fair valuing the inventory acquired at Apicore. The increase in selling, general and administration expenses is primarily due to an increased number of staff resulting in higher personnel expenses, and higher selling costs associated with the growth in AGGRASTAT revenues as well as costs pertaining to the Apicore business.  The increase in research and development expenses is a result of costs associated with the Company's development of its generic cardiovascular product portfolio and costs pertaining to the Apicore business.

Net income for the three months ended December 31, 2016 was $24.4 million or $1.57 per share, compared to net income of $1.5 million or $0.10 per share for the three months ended December 31, 2015.

At December 31, 2016, the Company had unrestricted cash totaling $12.3 million compared to $3.6 million as of December 31, 2015. The increase in cash is due to higher net income, after adjusting for non-cash items.  Cash flows from operating activities for the year ended December 31, 2016 were $6.4 million compared to $143,000 for the year ended December 31, 2015.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Corporate Developments

On September 1, 2016, the Company announced the United States Food and Drug Administration (FDA) approval for its new AGGRASTAT bolus vial product format.  The newly approved format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT bolus dose (25 mcg/kg).  The bolus vial was commercially launched during the fourth quarter of 2016.

On December 1, 2016, the Company closed the acquisition for a majority interest in Apicore consisting of the purchase of 4,717,000 Series A Preferred Shares and 1,250,000 Warrants in Apicore for US$33,750,000.  This brought Medicure's ownership in Apicore to approximately 60% on a fully diluted basis. The Company continues to have option rights until July 3, 2017 to acquire additional shares in Apicore.

On December 13, 2016, the Company, in partnership with Apicore, filed an abbreviated New Drug Application ("ANDA") with the FDA for a cardiovascular generic drug.

During 2016, the Company launched development programs for two additional cardiovascular generic drugs.  These development programs, in addition to AGGRASTAT's lifecycle management strategy and the ANDA partnership with Apicore, are part of the Company's continued efforts to significantly expand its commercial product portfolio over the next five years.

On January 9, 2017, the Company provided a secured loan in the amount of US$9.8 million to Apicore allowing for the repayment of Apicore's existing debt.  The loan bears interest at 12% per annum, matures on December 30, 2020 and is secured by a charge over the U.S. assets of Apicore.

On March 23, 2017, the Company announced that Apicore received final approval from the FDA for its ANDA for tetrabenazine tablets in the 12.5 mg and 25 mg strengths.  Development of tetrabenazine was done in partnership with TAGI Pharma Inc., which recently launched the product commercially.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the years ended December 31, 2016 and 2015 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Topic:  Medicure's Fiscal Year End 2016 Results
Call date:  Thursday, April 27, 2017
Time:  7:30 AM Central Time (8:30 AM Eastern Time)
Canada toll-free:  1 (888) 465-5079   Canada toll: 1 (416) 216-4169
United States toll-free:  1 (888) 545-0687
Passcode:  9165 999#

Webcast:  This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure.  Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies.  Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the potential for Apicore's revenue and value to increase, and Medicure to secure and advance new products are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International, Inc.

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/26/c4199.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 19:10e 26-APR-17